                                                                       Exhibit 3
                                                                       ---------

Unaudited Unconsolidated Financial Results (Provisional) for Silverline Technologies Limited for the quarter ended June 30, 2001 in Indian Rupees.

SILVERLINE TECHNOLOGIES LTD                                        (Rs. In Lacs)
---------------------------                                        -------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021
-----------------------------------------------------------------

Unaudited financial  results (Provisional) for the quarter ended June 30 , 2001
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                    Quarter ended                Year ended
                                                             -----------------------------
                                                               30.6.2001       30.6.2000          31.03.2001
                                                                                                   (Audited)
--------------------------------------------------------------------------------------------------------------
  1    Net sales                                                 5,560.25        6,496.55          27,271.81

  2    Other income                                                257.97          133.54           3,663.98

  3    Total income                                              5,818.22        6,630.09          30,935.79

  4    Staff cost                                                  744.81          624.55           2,829.14

  5    Software development expenses                             2,471.28        2,701.17          11,267.47

  6    Other expenditure                                           552.49          521.13           2,271.49

  7    Total expenditure                                         3,768.58        3,846.85          16,368.10

  8    Operating profits (PBDIT)                                 2,049.64        2,783.24          14,567.69

  9    Finance charges                                               2.45           23.48              95.77

  10   Depreciation                                                292.65          240.09           1,025.40

  11   Profit before tax                                         1,754.54        2,519.67          13,446.52

  12   Provision for taxation                                           -                             300.00

  13   Net Profit after tax                                      1,754.54        2,519.67          13,146.52

  14   Paid-up equity share capital                              8,565.49        7,320.00           8,565.49

  15   Reserves excluding revaluation reserves                                                    111,380.03

  16   Earnings per share (EPS) in Rs .- Basic                       2.27            4.01              18.22
                                     - Diluted                       2.05            3.88              15.35
--------------------------------------------------------------------------------------------------------------

Notes:-

1. The above results have been approved and taken on record by the Board of Directors at their meeting held on July 31, 2001.

2. The company's financial statements have been restated to comply with generally accepted accounting practices of United States of

America which related to finance charges/ depreciation / amortization, which are not considered in above information.

3. Employee Stock Options

(i) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the company issued 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian stock option plan II. All options under the plan will be exercisable for equity shares, on one to one basis, at a price of Rs. 61/- per share being the market price of the company's equity shares on the date of issue of the option.

(ii) Pursuant to the acquisition of SeraNova Inc., USA and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc., USA and it's subsidiary, in exchange for options held by them in SeraNova Inc., USA, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on one to one basis, at a price of USD 2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

(iii) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 1,000,000 stock options on April 16, 2001, to the employees of its subsidiaries, under an ADR linked stock option plan III. All options under the plan will be exercisable for ADSs, on one to one basis at a price pf USD 2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

4. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes.

                                            On behalf of the Board of Directors
                                              For Silverline Technologies Ltd.
                                           /s/ Krishna Kumar Subramanian
Place : Mumbai                                Krishna Kumar Subramanian
Date : July 31, 2001.                         Vice Chairman

SILVERLINE TECHNOLOGIES LTD
---------------------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021
-----------------------------------------------------------------

Unaudited Income Statement for the quarter ended June 30, 2001
--------------------------------------------------------------

The following are the unaudited consolidated financial results of Silverline Technologies Ltd. and its subsidiaries prepared under U.S. GAAP.


                                                                                  in U.S. $
-------------------------------------------------------------------------------------------
Particulars                                                 Quarter ended     Quarter ended
-----------
                                                            June 30, 2001     June 30, 2000
-------------------------------------------------------------------------------------------
Sales                                                         $45,565,301       $32,883,749
Cost of  goods sold                                            25,958,368        17,563,493
                                                              -----------------------------
Gross profit                                                   19,606,934        15,320,256
                                                              -----------------------------

Operating expenses :
  Selling, general and administrative expenses                  8,349,615         5,112,226
  Deferred stock compensation amortization                         25,156           773,446
  Depreciation and amortization                                 5,793,804         1,581,331
                                                              -----------------------------
  Total Operating Expenses                                     14,168,575         7,467,003
                                                              -----------------------------

                                                              -----------------------------
Operating Income                                                5,438,359         7,853,253
                                                              -----------------------------

Other income/(expenses), net                                   (1,005,784)         (393,905)
Restructuring/Non-recurring charges                             3,243,452                --

                                                              -----------------------------
Income before income taxes                                      1,189,123         7,459,348
                                                              -----------------------------

Provisions for income taxes                                       485,047         1,100,424

                                                              -----------------------------
Net Income                                                        704,076         6,358,924
                                                              =============================

No. of shares outstanding - Basic (weighted)                   85,654,884        62,519,178
No. of shares outstanding - Diluted (weighted)                 86,393,932        75,191,782

Basic EPS - U.S. $                                            $      0.01       $      0.10
Diluted EPS- U.S. $                                           $      0.01       $      0.08
-------------------------------------------------------------------------------------------

Notes:

1. The above results have been approved and taken on record by the Board of Directors at their meeting held on July 31, 2001.

2. The company acquired Seranova Inc, USA, and Sky Capital International Limited., Hong Kong in March 2001 and October 2000 respectively. Hence, the financial results of the above two companies are consolidated in this quarter April - June 2001 of Silverline Technologies Limited (as against Nil consolidation in April - June 2000).

3. Employee Stock Options
(a) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the company issued 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian stock option plan II. All options under the plan will be exercisable for equity shares, on one to one basis, at a price of Rs. 61/- per share being the market price of the company's equity shares on the date of issue of the option.

(b) Pursuant to the acquisition of SeraNova Inc., USA and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc., USA and it's subsidiary, in exchange for options held by them in SeraNova Inc., USA, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on one to one basis at a price of US $2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

(c) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 1,000,000 stock options on April 16, 2001, to the employees of its subsidiaries, under an ADR linked stock option plan III. All options under the plan will be exercisable for ADSs, on one to one basis at an exercise price of US$ 2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

4. The financial year of Silverline Technologies Limited and its subsidiaries has been unified to March 31, 2001. The quarter ended June 30, 2001, thus represents the first quarter of the financial year ending March 31, 2002.

5. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes.

                                          On behalf of the Board of Directors
                                            For Silverline Technologies Ltd.

                                         /s/ Krishna Kumar Subramanian
Place : Mumbai                            Krishna Kumar Subramanian
Date : July 31, 2001.                     Vice Chairman

SILVERLINE TECHNOLOGIES LTD                                (Rs. In Lacs)
---------------------------                                 -----------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021
-----------------------------------------------------------------

Unaudited financial results (Provisional) for the quarter ended June 30, 2001
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                             Quarter ended
                                                                       -------------------------         Year ended
                                                                       30.6.2001       30.6.2000         31.03.2001
                                                                                                          (Audited)
-------------------------------------------------------------------------------------------------------------------
1       Net sales                                                       5,560.25        6,496.55          27,271.81

2       Other income                                                      257.97          133.54           3,663.98

3       Total income                                                    5,818.22        6,630.09          30,935.79

4       Staff cost                                                        744.81          624.55           2,829.14

5       Software development expenses                                   2,471.28        2,701.17          11,267.47

6       Other expenditure                                                 552.49          521.13           2,271.49

7       Total expenditure                                               3,768.58        3,846.85          16,368.10

8       Operating profits (PBDIT)                                       2,049.64        2,783.24          14,567.69

9       Finance charges                                                     2.45           23.48              95.77

10      Depreciation                                                      292.65          240.09           1,025.40

11      Profit before tax                                               1,754.54        2,519.67          13,446.52

12      Provision for taxation                                                 -                             300.00

13      Net Profit after tax                                            1,754.54        2,519.67          13,146.52

14      Paid-up equity share capital                                    8,565.49        7,320.00           8,565.49

15      Reserves excluding revaluation reserves                                                          111,380.03

16      Earnings per share (EPS) in Rs .- Basic                             2.27            4.01              18.22
                                        - Diluted                           2.05            3.88              15.35
-------------------------------------------------------------------------------------------------------------------

        Notes:-

        1.The above results have been approved and taken on record by the Board of Directors at their meeting held on July 31, 2001.

        2. The company's financial statements have been restated to comply with generally accepted accounting practices of United States of America which related to finance charges/ depreciation / amortization, which are not considered in above information.

        3. Employee Stock Options
        (i) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the company issued 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian stock option plan II. All options under the plan will be exercisable for equity shares, on one to one basis, at a price of Rs. 61/- per share being the market price of the company's equity shares on the date of issue of the option.

        (ii) Pursuant to the acquisition of SeraNova Inc., USA and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc., USA and it's subsidiary, in exchange for options held by them in SeraNova Inc., USA, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on one to one basis, at a price of USD 2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

        (iii) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 1,000,000 stock options on April 16, 2001, to the employees of its subsidiaries, under an ADR linked stock option plan III. All options under the plan will be exercisable for ADSs, on one to one basis at a price pf USD 2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

        4. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes.

                                            On behalf of the Board of Directors
                                              For Silverline Technologies Ltd.
                                           /s/ Krishna Kumar Subramanian
        Place : Mumbai                      Krishna Kumar Subramanian
        Date : July 31, 2001.               Vice Chairman